Exhibit 14.1

LUMINENT MORTGAGE CAPITAL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

October 24, 2003

1.    Purpose and Persons Covered.  The purpose of this Code of Business Conduct and Ethics (this “Code”) is:

•	to promote the honest and ethical conduct of all Luminent Mortgage Capital, Inc. (the “Company,” “we” or “Luminent”) personnel and employees;

•	to promote the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by the Company;

•	to promote compliance with all applicable rules and regulations that apply to the Company and its employees; and

•	to facilitate prompt and appropriate internal reporting and accountability for violations of the Code.

This Code applies to all Luminent directors, officers, and employees including the principal executive officer, the principal financial and accounting officer and the controller of the Company (and persons performing similar functions). This Code also applies to employees of Seneca Capital Management LLC when acting for or on behalf of Luminent (all of the foregoing, collectively “personnel”).

2.    Introduction.  Honesty and integrity are the cornerstone of Luminent’s corporate values and because of this emphasis we pride ourselves on maintaining the highest standards of ethics and conduct in all of our business relationships. This Code of Business Conduct and Ethics covers a wide range of business practices and procedures and applies to all employees, officers and directors of the Company, and of Seneca Capital Management LLC in their conduct of the business and affairs of the Company. The Code does not cover every possible issue, but it sets out basic principles to guide decisions. All of our personnel must conduct themselves in accordance with the Code and seek to avoid even the appearance of improper behavior.

This Code of Business Conduct and Ethics is intended to meet the standards for a code of ethics under the Sarbanes-Oxley Act of 2002, and for a code of business conduct under the listing standards of the New York Stock Exchange, Inc. (“NYSE”). Section 9 of this Code is meant to satisfy the anonymous accounting complaint procedure requirement of Section 301 of the Sarbanes-Oxley Act.

3.    Compliance with Laws, Rules and Regulations.  The Company expects its personnel to comply with all laws, rules and regulations applicable to the Company’s operations and business. Personnel should seek guidance whenever they are in doubt as to the applicability of any law, rule or regulation or regarding any contemplated course of action. Any violation of applicable laws, rules or regulations should be reported immediately to a member of the Compliance Committee. The Compliance Committee consists of (1) the Company’s Compliance Officer, Christopher Zyda (as the holder of such position may change from time to time by order of the Governance and Nominating Committee, the “Compliance Officer”); (2) the Chairman of the Governance and Nominating Committee of the Board, currently John McMahan; and (3) the Company’s outside legal counsel, currently Peter T. Healy, Esq. of O’Melveny & Myers LLP.

As a public reporting company, with our stock trading on the NYSE, we are (or will be) subject to regulation by the Securities and Exchange Commission (the “SEC”) and the NYSE, and compliance with Federal securities laws and regulations, as well as state and local laws. The Company insists on strict compliance with the spirit and the letter of these laws and regulations.

4.    Conflicts of Interest.  All Company personnel should scrupulously avoid creating any new conflict of interest with regard to the Company’s interests. A “conflict of interest” occurs when an individual’s private interest interferes with the interests of the Company. A conflict can arise when an employee, officer or director has interests or takes actions that may make it difficult to perform his or her company work objectively and effectively. As described in our IPO registration statement, some conflicts of interest unavoidably exist for Seneca personnel when managing our investments and those of Seneca’s other clients. Conflicts of interest also may arise when an employee, officer or director, or a member of his or her family, receives improper benefits as a direct result of his or her position in the Company, whether received from the Company or a third party.

Avoidable conflicts of interest are prohibited as a matter of Company policy, and any potential conflict of interest should be disclosed to and reviewed by a member of the Compliance Committee, who will attempt to find ways to reduce or eliminate the conflict and, in the case of unavoidable conflicts, to monitor them to ensure that the Company’s interests are protected. Conflicts of interest might not always be evident, and employees, officers and directors and other personnel should consult with higher levels of management or the Company’s legal counsel if they are uncertain about any situation.

4.1.    Improper Personal Benefits from the Company.  Employees, officers, directors and other personnel may not accept any benefits from the Company that have not been duly authorized and approved pursuant to Company policy and procedure, including any Company loans or guarantees of personal obligations.

4.2.    Financial Interests in Other Businesses.  Employees, officers, directors and other personnel should avoid having an ownership interest in any other enterprise if that interest compromises or appears to compromise loyalty to the Company, unless written approval of the Compliance Officer has been secured before making any such investment. However, it is not typically considered, and the Company does not consider it, a conflict of interest (and therefore prior written approval is not required) to accept or increase a membership interest in Seneca so long as Seneca is not in default under its management agreement with the Company.

4.3.    Business Arrangements with the Company.  Without the prior written approval of the Compliance Officer, employees, officers, directors and other personnel may not participate in a joint venture, partnership or other business arrangement with the Company.

4.4.    Corporate Opportunities.  Employees, officers, directors and other personnel are prohibited from taking for themselves personal opportunities that are discovered through the use of corporate property, information or position without the consent of the Compliance Officer. No employee, officer or director may use corporate property, information or position for personal gain, and no such person may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

4.5.    Outside Employment or Activities With a Competitor.  Employees, officers, directors and other personnel are forbidden from simultaneous employment with or serving as a director of a competitor of the Company, and may not take part in any activity that is intended to or should reasonably be expected to advance a competitor’s interests at the expense of the Company’s interests. Employees, officers and directors may not market products or services in competition with the Company’s current or potential business activities. It is the individual’s responsibility to consult with a member of the Compliance Committee to determine whether a planned activity will compete with any of the Company’s business activities.

4.6.    Outside Employment With a Supplier.  Without the prior written approval of the Compliance Officer, employees, officers, directors and other personnel may not act as a supplier, or be employed by, serve as a director of or represent a supplier of mortgage securities or other items to the Company. Without the prior written approval of the Compliance Officer, employees, officers, directors and other personnel may not accept money or benefits of any kind from a third party as compensation or payment for directing the Company’s business to such a supplier or broker or otherwise in exchange for any advice or services that may be provided to a client, supplier or anyone else in connection with its business with the Company.

4.7.    Family Members Working In The Industry.  If any employee’s, officer’s or director’s spouse or significant other, children, parents, or in-laws, or someone else with a familial relationship is a competitor or supplier of the Company or is employed by one, this fact must be disclosed to a member of the Compliance Committee so that the Company may assess the nature and extent of any concern and how it can best be resolved. Employees, officers and directors must carefully guard against inadvertently disclosing Company confidential information and being involved in decisions on behalf of the Company that involve the other enterprise.

If there is any doubt as to whether or not conduct would be considered a conflict of interest, consult with a member of the Compliance Committee.

5.    Confidentiality.  Employees, officers and directors are required to maintain the confidentiality of all non-public information (including electronic information) that they receive or have access to during their employment or service with the Company, except when disclosure is authorized by the Company’s legal counsel or legally mandated. This obligation applies not only to confidential information about the Company and its portfolio, but also to confidential information about its financial institutions, suppliers, business partners and employees. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company, if disclosed. The obligation to preserve confidential information continues even after employment ends. Whenever possible, directors, officers and employees should consult with the Company’s legal counsel if they believe they have a legal obligation to disclose confidential information.

6.    Fair Dealing.  Each employee, officer and director is expected to deal fairly with the Company’s financial institutions, suppliers, vendors, competitors, agents and employees at all times. Employees, officers, directors and other personnel should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice, or accept kickbacks or other remuneration or benefits in any form from within or without the Company.

6.1.    Business Gifts and Entertainment.  The purpose of business gifts and entertainment in a commercial setting is to create a sound working relationships and to promote goodwill, not to gain unfair advantage. No gift or entertainment should ever be offered, given, provided or accepted by any employee, officer, director or other personnel or any of their family members, unless it: (1) does not violate any laws or regulations, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe, payoff or kickback and (5) is not a cash gift.

7.    Protection and Proper Use of Company Assets.  All employees, officers and directors should protect the Company’s assets and ensure their efficient use. Company assets should be used only for legitimate business purposes, although incidental personal use may be permitted.

The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets and trademarks, as well as market research, portfolio analysis, business plans, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties. Any suspected incident of fraud or theft should be immediately reported for investigation.

8.    Compliance with Federal Securities Laws, Rules and Regulations.

8.1.    Insider Trading.  Employees, officers, directors and other personnel who obtain confidential information by means of their position at or on behalf of Luminent are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of Company business.

All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.

In order to prevent the improper trading of Luminent Common Stock and to comply with federal and state securities laws, the Company has adopted an Insider Trading Policy. If any employee, officer or director has questions about the Company’s Insider Trading Policy, they should consult with the Company’s legal counsel.

8.2.    Form 3, 4 and 5 Filing Requirements.  Executive officers and directors who are (or will be) subject to the SEC filing requirements for reporting transactions in the Company’s stock following the Company’s IPO must strictly comply with the timing requirements thereunder. In most cases, the reports must be filed with the SEC within two business days of the transaction.

9.    Public Company Reporting.  As a public company, it is of critical importance that the Company’s filings with the SEC contain full, fair, accurate, timely and understandable disclosure. Employees, officers or directors may be called upon to complete lengthy questionnaires and otherwise to provide necessary information to ensure that the Company’s public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements. Officers and employees may be asked to certify as to the accuracy of all responses and information provided for inclusion in the Company’s public reports and SEC filings.

10.    Record-keeping and Reporting.  The Company requires accurate record-keeping and reporting of information in order to make accurate and responsible business decisions. All Company books, records, accounts and financial statements must be maintained in reasonable detail, must accurately reflect the Company’s transactions and must conform to legal requirements and to the Company’s system of internal controls.

11.    Accounting and Financial Reporting Concerns.  The Company strives to comply with the financial reporting and accounting regulations applicable to the Company, but if at any time employees, officers or directors have concerns or complaints regarding what they deem to be questionable accounting or auditing matters or procedures involving the Company. They are encouraged to submit these concerns or complaints to the Company in accordance with the procedures set forth in the Company’s Accounting, Internal Control and Auditing Confidential Complaint Policy, as adopted and amended from time to time by the Audit Committee.

12.    Reporting Illegal or Unethical Behavior.  The Company strongly encourages employees to talk to supervisors, managers or other appropriate personnel about any behavior that they believe is illegal or unethical (especially when unsure as to the best course of action in a particular situation). Employees should report actual and suspected violations of laws, rules, regulations or this Code to appropriate personnel. If they do not believe it appropriate or are not comfortable approaching their supervisors about their concerns, then they may contact a member of the Compliance Committee, including the Company’s legal counsel, Peter T. Healy, Esq. at O’Melveny & Myers at (415) 984-8700. If their concerns require confidentiality, and they so request, then the Company will endeavor to protect this confidentiality (unless they are reporting their own wrongdoing), subject to applicable law, regulation or legal proceedings. The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of others’ violations of this Code or other illegal or unethical behavior.

13.    Discrimination and Harassment.  The Company is committed to providing equal opportunity in all aspects of employment and will not tolerate illegal discrimination or illegal harassment of any kind. Employees are strongly encouraged to report any acts of harassment or discrimination to any member of the Compliance Committee. Complainants and other reporting persons will be afforded the treatment and protections provided under Section 12.

14.    Health and Safety.  Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and reporting accidents, injuries and unsafe equipment, conditions or uses. Threatening or violent behavior is not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.

Employees are strongly encouraged to report any acts that they believe to be detrimental to the promotion of a safe and healthy work environment.

15.    Discipline.  Failure to adhere to this Code can have significant consequences. Not only may the individual in violation of the Code be personally liable for the legal or ethical violation (which may result in fines or jail time), he or she may also be subject to disciplinary measures, up to and including termination.

16.    Waivers of the Code of Business Conduct and Ethics.  Any waiver of this Code for executive officers or directors may be made only by the Governance and Nominating Committee of the Board of Directors and will be promptly disclosed as required by law or by SEC or NYSE regulations. Waivers of this Code for a non-officer employee may be made by the President or Chief Financial Officer only upon the employee making full disclosure in advance of the transaction in question. This Code may be amended or modified at any time by the Board of Directors.

17.    No Rights Created.  This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s personnel, and is specifically applicable to the principal executive officer, principal financial and accounting officer and controller of the Company or persons performing similar functions in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.

18.    Acknowledgement.  Employees, officers and directors may be asked annually to sign a statement affirming that they have read and understood this Code and that they are in compliance with the Code.